Direct: 214-999-4645

Direct Fax: 214-999-3645

dearhart@gardere.com

January 11, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-4628

Attention:                                         H. Roger Schwall, Assistant Director

Re:                             Cubic Energy, Inc.

Preliminary Information Statement on Schedule 14C

Filed December 10, 2009

File Number 1-34144

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated January 5, 2010 relating to the referenced filing.  In accordance with the Staff’s request, we have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff’s letter.

Summary of Actions Taken, page 1

Comment 1:  Please describe the material terms of the “pre-paid drilling credits” that you acquired from Tauren Exploration, Inc. and Langtry Mineral & Development, LLC.

The filing has been amended to include the material terms of the pre-paid drilling credits that the Company acquired from Tauren Exploration, Inc. (“Tauren”) and Langtry Mineral & Development, LLC (“Langtry”).

Comment 2:  We note your disclosure regarding the net overriding royalty interest conveyed to Tauren in connection with the acquisition of the drilling credits.  Please advise us how significant such interest is to your historical results of operations.

The net overriding royalty interest conveyed to Tauren in connection with the acquisition of the drilling credits has not had a material impact on the Company’s historical results of operations.  For example, if such overriding royalty interest would have been conveyed at the beginning of the Company’s fiscal year ended June 30, 2009, the Company’s revenues for such fiscal year would have decreased by approximately $5,000, resulting in an increase in the Company’s net loss from operations in an equal amount.  The effect on prior years also would not have been material.

Authorization and Issuance of Shares, page 5

Comment 3:  Please revise your filing to provide all information required by Item 11 of Schedule 14A with respect to the shares of common stock and convertible preferred stock to be issued to Langtry.

The filing has been revised to include the requested disclosure.

Comment 4:  Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock.  If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.

The filing has been revised to include the requested disclosure.

Interests of Certain Persons, page 6

Comment 5:  We note your disclosure that Calvin Wallen controls Langtry.  Please disclose the number of shares of your common stock that will be beneficially owned by Calvin Wallen after the contemplated issuance of shares to Langtry.

The filing has been revised to provide the requested disclosure.

Comment 6:  Please disclose the material terms of the acquisition of the drilling credits by Langtry and Tauren.

The filing has been revised to provide disclosure regarding certain terms of the acquisition of the drilling credits by Langtry and Tauren.  Langtry, Tauren and Mr. Wallen are subject to certain confidentiality restrictions with the operator of the properties that prevent disclosure by Langtry, Tauren and Mr. Wallen of certain terms of the acquisition of the drilling credits.  However, in light of the additional disclosure, and the fact that the drilling credits constitute a prepayment of future costs and expenses payable by the Company in an amount equal to the amount of the drilling credits, the other terms of the acquisition of the drilling credits by Langtry and Tauren would not be material to the Company’s stockholders.

Comment 7:  We note your disclosure that it is your policy that any transactions with related parties be on terms no less favorable than could be obtained from unaffiliated third parties and approved by a majority of the disinterested members of the Board.  Please clarify whether the special committee determined that the transaction with Tauren and Langtry was on terms no less favorable than could be obtained from unaffiliated third parties.

The filing has been clarified to confirm that the special committee determined that the transactions were appropriate, in light of the Company’s policies with respect to related party transactions, as well as the lack of available alternatives.

The Amendment was filed via Edgar on January 11, 2010.  To expedite the Staff’s review, a marked version of the Amendment showing the changes made in response to the Staff’s comments has been sent to the attention of Parker Morrill via overnight delivery.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:	Parker Morrill (Staff)
Jon S. Ross (Company)